Public Shrek Royalties LLC
6 Harrison Street, 5th Floor
New York, NY 10013

August 31, 2023

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Brian Fetterolf

Re:
Public Shrek Royalties LLC
Amended Offering Statement on Form 1-A/A
File No. 024-12000

Ladies and Gentlemen:
We understand that the staff of the U.S. Securities and Exchange Commission (the “Commission”) has indicated that it does not have any comments to the Amended Offering Statement on Form 1-A/A (the “Offering Statement”) of Public Shrek Royalties LLC (the “Company”), and we hereby request that the Commission approve the qualification of the Offering Statement as of 4:00 PM Eastern Time on Tuesday, September 5, 2023.

We request that we be notified of such qualification by a telephone call to the undersigned at (843) 442-7908. We also respectfully request that a copy of the written order from the Commission verifying the date and time of qualification of the Company’s Offering Statement be sent to the undersigned via email at keith@public.com.

Sincerely,

Public Shrek Royalties LLC
By: Otis Wealth, Inc., its managing member

By: /s/ Keith Marshall
      Keith Marshall
      President, Secretary, Treasurer & Sole Director

cc:
Andrew Stephenson, Esq.